EX-28.h.5.m

AMENDED AND RESTATED FEE WAIVER AND

EXPENSE ASSUMPTION AGREEMENT

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT made this             day of                     , 2014, between DFA Investment Dimensions Group Inc., a Maryland corporation (“DFAIDG”), on behalf of the U.S. Targeted Value Portfolio’s (the “Portfolio”) Class R1 and Class R2 shares, and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating the Amended and Restated Fee Waiver and/or Expense Assumption Agreement dated December 16, 2011 (the “Current Agreement”), solely with respect to the Portfolio’s Class R1 and Class R2 shares. Except as set specifically forth herein with respect to the Portfolio’s Class R1 and Class R2 shares, the Current Agreement remains in full force and effect.

WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides various services for the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of Class R1 and Class R2 shares of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and/or Expense Assumption by Dimensional. In connection with Class R1 and Class R2 shares of the Portfolio, and to the extent permitted by the Internal Revenue Code of 1986, as amended, Dimensional agrees to waive its management fee and to assume the Portfolio’s direct and indirect expenses (excluding the expenses the Portfolio incurs indirectly through investment in other investment companies) to the extent necessary to limit the expenses of Class R1 and Class R2 shares of the Portfolio to the rates listed below for such classes of the Portfolio. (“Annualized Expense Ratio”).

Portfolio – Class	Annualized Expense Ratio (as a percentage of average net assets)
U.S. Targeted Value Portfolio – Class R1	0.62%
U.S. Targeted Value Portfolio – Class R2	0.77%

2.	Duty to Reimburse Dimensional. If, at any time, annualized expenses of Class R1 or Class R2 shares of the Portfolio are less than the Annualized Expense Ratio listed above, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Annualized Expense Ratio of the Portfolio or Class R1 or Class R2 shares of the Portfolio to exceed the applicable limit above. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for waived fees or expenses that were assumed by Dimensional more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.	Duration and Termination. This Agreement shall begin February 28, 2015, and shall continue in effect until February 28, 2016 for Class R1 and Class R2 shares of the Portfolio, and shall continue in effect from year to year thereafter for Class R1 and Class R2 shares of the Portfolio, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for Class R1 of Class R2 shares of the Portfolio, of its intention to terminate the Agreement for that class of the Portfolio. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:

Name:	Name:

Title:	Title:

Dated:

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